Exhibit 99.3

Notice of Annual
General Meeting
2005 and Explanation
of Business

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR
IMMEDIATE ATTENTION.

IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD
TAKE, YOU ARE RECOMMENDED TO SEEK YOUR OWN FINANCIAL
ADVICE IMMEDIATELY FROM A STOCKBROKER, BANK MANAGER,
SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL
ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES AND
MARKETS ACT 2000.

IF YOU HAVE SOLD OR OTHERWISE TRANSFERRED ALL YOUR
SHARES IN PRUDENTIAL PLC, PLEASE FORWARD THIS DOCUMENT,
TOGETHER WITH THE FORM(S) OF PROXY AS SOON AS POSSIBLE
TO THE PURCHASER OR TRANSFEREE OR TO THE STOCKBROKER,
BANK OR OTHER AGENT THROUGH OR TO WHOM THE SALE
OR TRANSFER WAS EFFECTED FOR TRANSMISSION TO THE
PURCHASER OR TRANSFEREE.

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SIR DAVID CLEMENTI
CHAIRMAN

8 April 2005	PRUDENTIAL PLC LAURENCE POUNTNEY HILL LONDON EC4R 0HH

Annual General Meeting
This year’s Annual General Meeting is to be held in the Churchill Auditorium at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE on 5 May 2005 at 11.00am and the Notice of the Meeting is set out at the end of this document on pages 5 and 6.

I thought it might be helpful for me to say a few words below on each of the resolutions to be proposed at the Meeting.

Ordinary Resolution 1: Annual Report 2004
The business of the Meeting will begin with a resolution to receive the Annual Report in respect of the year ended 31 December 2004. Shareholders will have the opportunity to put any questions to the directors before the resolution is proposed to the Meeting.

Ordinary Resolution 2: Directors' Remuneration Report
Shareholders will again have the opportunity to cast an advisory vote on the Directors' Remuneration Report for the year ended 31 December 2004.

The Report is set out in full on pages 42 to 52 of the Annual Report 2004. A summary is also contained on pages 28 and 29 of the Annual Review and Summary Financial Statement 2004. Alternatively, the report is obtainable on request from the Company Secretary at the Registered Office of the Company, or from the Company’s website, www.prudential.co.uk

Ordinary Resolutions 3 to 5: Re-election of Directors
Under Prudential's Articles of Association, all directors must retire as directors at least every three years, and at every Annual General Meeting at least one third of the current directors must retire by rotation. Brief biographical details of Clark Manning, Roberto Mendoza and Mark Wood, who are recommended for re-election at this year’s Annual General Meeting, are included in Appendix 1 to this document and in the Annual Report and the Annual Review and Summary Financial Statement 2004.

Ordinary Resolution 6: Election of James Ross as a Director
Shareholders will be asked to elect James Ross as a non-executive director following his appointment by the Board on 6 May 2004. He previously held a number of senior appointments across a wide range of industries, including Chief Executive of Cable and Wireless plc, and Chairman of Littlewoods plc and National Grid Group plc. The Board considers that, with his experience of running large industrial companies, he brings valuable experience and skills to the composition of the Board. Brief biographical details are included in Appendix 1 to this document and in the Annual Report and the Annual Review and Summary Financial Statement 2004.

Prudential plc
Laurence Pountney Hill, London, EC4R 0HH
Incorporated and registered in England and Wales. Registered Office as above, Registered number 1397169.
Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA).

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Ordinary Resolution 7: Election of Michael Garrett as a Director
Shareholders will be asked to elect Michael Garrett as a non-executive director following his appointment by the Board on 1 September 2004. He is an Executive Vice President of Nestlé S.A., where he has worked since 1961. During this time, Mr Garrett has gained significant experience in Asia, including China, India and Japan, which is of great value to the Board and extends the Board’s expertise in these markets. Brief biographical details are included in Appendix 1 to this document and in the Annual Report and the Annual Review and Summary Financial Statement 2004.

Ordinary Resolution 8: Election of Keki Dadiseth as a Director
Shareholders will also be asked to elect Keki Dadiseth as a non-executive director following his appointment by the Board on 1 April 2005. He is Director, Home and Personal Care responsible for the HPC business of Unilever worldwide, and has been a main board director of Unilever PLC and Unilever N.V. since 2000. The Board considers his knowledge and experience of Asian markets, which he has built up since he joined Hindustan Lever Ltd in India in 1973, progressing to Chairman in 1996 will be of great value to the Board. In addition to his commercial experience, he also brings to the Board his knowledge gained as a Trustee of the Ratan Tata Trust, a director of The Indian Hotels Company Limited, ‘The Taj Group’, a member of the International Advisory Board of DaimlerChrysler Group. Brief biographical details are included in Appendix 1 to this document and in the Annual Report and the Annual Review and Summary Financial Statement 2004.

Ordinary Resolution 9: Re-appointment of Auditor
Shareholders will be asked to confirm the re-appointment of KPMG Audit Plc as the Company’s Auditor until the conclusion of the next Annual General Meeting and to grant authority to the directors to determine its remuneration.

Ordinary Resolution 10: Declaration of Final Dividend for 2004
Shareholders will be asked to approve the payment of a final dividend of 10.65 pence per ordinary share in respect of the year ended 31 December 2004, as recommended by the directors. The dividend will be payable on 25 May 2005 to shareholders on the register of members at the close of business on the record date, 18 March 2005.

Ordinary Resolution 11: Renewal of Directors’ Authority to Allot Ordinary Shares
At the Annual General Meeting last year, shareholders passed a resolution giving the directors authority to allot ordinary shares in the Company. That power will expire at the conclusion of this year’s Annual General Meeting. Accordingly, the Notice of this year's Meeting includes a resolution to renew this authority.

It is proposed to authorise the directors to allot ordinary shares up to a maximum nominal value of £31,220,000 (representing approximately 624 million ordinary shares in the Company), which is the unissued ordinary share capital at 8 March 2005 and represents approximately 26.26 per cent of the issued ordinary shares in the Company at 8 March 2005. The directors have no immediate plans to make use of this authority with the exception of the issue of further ordinary shares to fulfil the Company’s obligations under its various executive and employee share plans and under its scrip dividend scheme. This renewed authority, which complies with Institutional Investment Committee guidelines, will replace the existing authority in respect of ordinary shares and will expire at the conclusion of next year’s Annual General Meeting.

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Special Resolution 12: Renewal of Authority for Disapplication of Pre-emption Rights
At the Annual General Meeting last year, shareholders passed a special resolution giving the directors authority to allot equity securities for cash without first being required to offer such securities to existing shareholders in proportion to their existing holding, by the limited disapplication of Section 89 of the Companies Act 1985. That power will expire at the conclusion of this year’s Annual General Meeting. Accordingly, the Notice of this year’s Meeting includes a resolution to renew this authority.

This authority only extends (apart from rights issues and scrip dividends) to the issue of ordinary shares, including the sale of any ordinary shares held in treasury in accordance with the provisions of The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, which came into force on 1 December 2003. As at 8 March 2005, the Company held no treasury shares.

The authority is sought for a maximum nominal value of £5.9 million (representing 118 million ordinary shares in the Company), which is approximately five per cent of the total issued ordinary share capital of the Company at 8 March 2005. As regards rights issues and scrip dividends, the directors believe that the procedure under Section 89 is unduly restrictive and are therefore also seeking continuation of its disapplication in these circumstances. The directors have no immediate plans to make use of this authority with the exception of the issue of further ordinary shares to fulfil the Company’s obligations under its various executive and employee share plans and under its scrip dividend scheme. This renewed authority, which complies with Institutional Investment Committee guidelines, will expire at the conclusion of next year’s Annual General Meeting.

Special Resolution 13: Renewal of Authority for Purchase of Own Shares
The directors consider that there may be circumstances in which it would be desirable for the Company to purchase its own shares in the market. Although the directors have no immediate plans to make such purchases they would like to be able to act if circumstances arose in which they considered such purchases to be desirable. Purchases would only be made if their effect would be to increase earnings per share and they would be for the benefit of shareholders generally.

Accordingly, shareholders are being asked in the resolution set out in the Notice of the Meeting to authorise the Company to make market purchases of its ordinary shares up to a maximum of 237 million ordinary shares (representing approximately 10 per cent of the Company’s issued share capital at 8 March 2005) at prices not exceeding 105 per cent of the average middle market quotations as derived from the Daily Official List of the London Stock Exchange for the shares for the five business days before the purchase is made. Following the introduction of The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, which came into force on 1 December 2003, companies are now permitted to retain any of their own shares which they have purchased as treasury stock with a view to possible re-issue at a future date, rather than cancelling them as had previously been required by legislation. Accordingly, if the Company were to purchase any of its own ordinary shares, it would consider holding them as treasury stock, pursuant to the authority conferred by this resolution. If it opted for holding those shares as treasury stock, this would enable the Company to re-issue treasury shares quickly and cost-effectively, and would provide the Company with additional flexibility in the management of its capital base. The directors currently have no immediate plans to exercise this authority, which will expire at the conclusion of next year’s Annual General Meeting.

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Special Resolution 14: Amendments to Articles of Association
The directors are proposing changes to the Articles of Association of the Company to reflect recent legislative changes. These changes require the Company to produce consolidated accounts in accordance with accounting standards issued by the International Accounting Standards Board. A change which will allow the Company to choose to redeem preference shares at their subscription value is also proposed. Other changes to the Articles of Association are required to take account of any shares which may be held by the Company in treasury. As these amendments are proposed, the directors are taking this opportunity to make other changes to the Articles of Association in line with current best practice.

An explanatory summary is set out in Appendix 2 to the Notice.

Recommendation
The directors consider that all the proposals described in this circular are in the best interests of the Company and its shareholders and unanimously recommend shareholders to vote in favour of all proposed resolutions, as the directors intend to do in respect of their own beneficial holdings.

Annual General Meeting and Action To Be Taken
If you are unable to attend and vote at the Annual General Meeting, you are entitled to appoint one or more proxies to attend and vote on your behalf. There are three methods of appointing a proxy:

(a) by completing, signing and returning the enclosed Form of Proxy;

(b) by logging onto www.sharevote.co.uk; or if you have a portfolio registered with Lloyds TSB Registrars, by logging onto www.shareview.co.uk; or

(c) if you are a member of CREST, by using the CREST electronic proxy appointment service.

Please read the notes to the enclosed Form of Proxy which give further details about these different methods and the deadlines by which your appointment of a proxy must reach our Registrar. Completion of a Form of Proxy, or the appointment of a proxy electronically, will not stop you from attending the Annual General Meeting and voting in person should you so wish.

The Notice of the Meeting is set out on pages 5 and 6.

Yours sincerely

Sir David Clementi
Chairman

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Notice of Annual General Meeting

Prudential plc (the Company), incorporated and registered in England and Wales (registered number 1397169).

Notice is hereby given that the Annual General Meeting of the Company will be held in the Churchill Auditorium at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 5 May 2005 at 11.00am for the transaction of the following business:

ORDINARY BUSINESS
As ordinary business to consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

1.	To receive and consider the Directors’ Report and the Financial Statements for the year ended 31 December 2004 with the Auditor’s Report thereon.

2.	To approve the Directors' Remuneration Report for the year ended 31 December 2004

3.	To re-elect as a director Mr C P Manning.

4.	To re-elect as a director Mr R G Mendoza.

5.	To re-elect as a director Mr G M Wood.

6.	To elect as a director Mr J H Ross.

7.	To elect as a director Mr M W O Garrett.

8.	To elect as a director Mr K B Dadiseth.

9.	To re-appoint KPMG Audit Plc as auditor until the conclusion of the next general meeting at which the Company’s accounts are laid, and to authorise the directors to fix the amount of its remuneration.

SPECIAL BUSINESS
As special business to consider and, if thought fit, to pass the following resolutions (Resolutions 10 and 11 being proposed as ordinary resolutions and Resolutions 12 to 14 as special resolutions):

ORDINARY RESOLUTIONS
Declaration of final dividend
Resolution 10
To declare a final dividend of 10.65 pence per ordinary share of the Company for the year ended 31 December 2004, which shall be payable to shareholders who are on the register of members at the close of business on 18 March 2005.

Note: Subject to shareholder approval, the final dividend of 10.65 pence per ordinary share will be paid on 25 May 2005.

Authority to Allot Ordinary Shares
Resolution 11
THAT without prejudice to any other authority conferred on the directors by or pursuant to Article 12 of the Company’s Articles of Association, the authority conferred on the directors by Article 12 of the Company’s Articles of Association to allot generally and unconditionally relevant securities (as defined in Section 80 of the Companies Act 1985) be renewed for a period expiring at the end of the next Annual General Meeting and for that period the Section 80 amount in respect of the Company's ordinary shares shall be £31,220,000.

SPECIAL RESOLUTIONS
Renewal of Authority for Disapplication of Pre-Emption Rights
Resolution 12
THAT the directors be authorised to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) for cash pursuant to the power conferred on the directors by Article 13 of the Company’s Articles of Association (subject to Resolution 11 being passed) and for this purpose allotment of equity securities shall include a sale of relevant shares as provided in Section 94(3A) of that Act as if Section 89(1) of that Act did not apply to such allotment provided that (i) the maximum aggregate nominal amount of equity securities that may be alloted or sold pursuant to the authority under Article 13(b) is £5,900,000 and (ii) the authority conferred by this resolution shall expire at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed.

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Renewal of Authority for Purchase of Own Shares
Resolution 13
THAT the Company be and is hereby generally and unconditionally authorised, pursuant to Article 58 of the Company’s Articles of Association and in accordance with Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of five pence each in the capital of the Company provided that:

(a)	the maximum aggregate number of ordinary shares hereby authorised to be purchased is 237 million;

(b)	the maximum price (exclusive of expenses) which may be paid for each ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased;

(c)	the minimum price (exclusive of expenses) which may be paid for each ordinary share is five pence; and

(d)	further provided that this authority shall, unless renewed, varied or revoked prior to such time, expire at the end of the Annual General Meeting of the Company to be held in 2006 or 18 months from the date of this resolution (whichever is earlier), save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired.

All ordinary shares purchased pursuant to said authority shall be either:

(i)	cancelled immediately upon completion of the purchase; or

(ii)	be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.

Amendments to Articles of Association
Resolution 14
THAT the Articles of Association of the Company be altered by making the amendments summarised in Appendix 2 to the Notice of this Meeting and contained in the printed copy marked ‘A’ produced to the Annual General Meeting and initialled by the Chairman for the purposes of identification.

OTHER BUSINESS
To transact any other business appropriate to be dealt with at an annual general meeting.

By order of the Board of Directors,

Peter Maynard
Company Secretary
Prudential plc
Laurence Pountney Hill
London
EC4R 0HH

8 April 2005

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Notes to Notice of Meeting

ENTITLEMENT TO ATTEND AND VOTE AND TO APPOINT PROXIES

Members’ attention is drawn to the Form of Proxy accompanying this Notice. Only the registered holders of fully paid shares are entitled to attend and vote at the Annual General Meeting (the Meeting). Proxies are only entitled to vote on a poll. To be entitled to attend and vote in respect of the number of shares registered in their name, shareholders must be entered on the register of members of the Company, pursuant to the Uncertificated Securities Regulations 2001, as at 6.00pm on 3 May 2005, or, if this Meeting is adjourned, on the register of members at 6.00pm two days prior to the date of any adjourned meeting. Changes to entries on the register after 6.00pm on 3 May 2005, or, if this Meeting is adjourned, changes to entries on the register of members after 6.00pm two days prior to the date of any adjourned meeting, will be disregarded in determining the rights of any person to attend or vote at the Meeting. A registered shareholder entitled to vote at the Meeting is entitled to appoint a proxy or proxies pursuant to the Company’s Articles of Association to attend and, on a poll, vote instead of the member; a proxy need not be a member of the Company.

A proxy may be appointed by any of the following methods:

completing and returning the enclosed Form of Proxy;

electronic proxy appointment by logging onto the Lloyds TSB Registrars’ website www.sharevote.co.uk Shareholders will need their Reference Number, Card ID and Account Number, printed on the face of the accompanying Form of Proxy. Full details of the procedures are given on the website. Alternatively, if you have already registered with Lloyds TSB Registrars’ on-line portfolio service Shareview, you can submit your proxy by logging onto your portfolio at www.shareview.co.uk and clicking on Company Meetings. Instructions are given on the website;

or

if you are a member of CREST, by using the CREST electronic appointment service.

IMPORTANT: In any case your instructions or Form of Proxy must be received by the Company's Registrars no later than 11.00am on 3 May 2005.

To appoint a proxy or to give an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by the Company's Registrar (ID 7RA01) by 11.00am on 3 May 2005. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer's agent is able to retrieve the message. CREST personal members or other CREST sponsored members, and those CREST members who have appointed voting service provider(s) should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST Manual. We may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

DOCUMENTS AVAILABLE FOR INSPECTION
Copies of the following documents will be available for inspection during normal business hours at the Registered Office of the Company on Mondays to Fridays (public holidays excepted) from the date of this Notice and at the place of the Meeting for 15 minutes prior to and during the Meeting until its conclusion:

(a)	the register of directors’ interests;

(b)	copies of the service contracts and other benefits between the Group and the executive directors;

(c)	copies of letters of appointment and other benefits between the Company and the non-executive directors;

(d)	the current Articles of Association and the proposed amendments.

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Appendix 1

BIOGRAPHIES OF DIRECTORS STANDING FOR ELECTION AND RE-ELECTION
Clark Manning FSA MAAA
Executive director. Aged 46. Appointed in January 2002. He is also President and Chief Executive Officer of Jackson National Life. He was previously Chief Operating Officer, Senior Vice President and Chief Actuary of Jackson National Life, which he joined in 1995. Prior to that he was Senior Vice President and Chief Actuary for SunAmerica Inc., and prior to that Consulting Actuary at Milliman & Robertson Inc. He has more than 20 years’ experience in the life insurance industry, and holds both a bachelor’s degree in actuarial science and an MBA from the University of Texas. He also holds professional designations of Fellow of the Society of Actuaries (FSA) and Member of the American Academy of Actuaries (MAAA).

Roberto Mendoza
Independent non-executive director and Chairman of the Remuneration Committee. Aged 59. Appointed in May 2000. He is also the non-executive Chairman of Egg plc, and Chairman of Integrated Finance Limited. He was previously Vice Chairman and director of JP Morgan & Co, Inc., a non-executive director of Reuters Group PLC and The BOC Group plc, and a Managing Director of Goldman Sachs.

Mark Wood FCA MSI
Executive director. Aged 51. Appointed in June 2001. He is also Chief Executive of Prudential Assurance, UK and Europe, a position he has held since June 2001. In May 2002 he became a member of the Life Insurance Committee of the Association of British Insurers. He is a chartered accountant who qualified with Price Waterhouse in London, and has held a number of senior positions in the insurance industry. He was Deputy Chairman of the ABI, Chief Executive of Axa UK plc (formerly Sun Life & Provincial Holdings plc) and Axa Equity and Law plc, and Managing Director of AA Insurance. He is also Deputy Chairman of the NSPCC.

James Ross
Independent non-executive director. Aged 66. Appointed in May 2004. He holds non-executive directorships with McGraw Hill and Datacard in the United States and Schneider Electric in France. He is also Chairman of the Leadership Foundation for Higher Education. He was previously Deputy Chairman of National Grid Transco plc, and prior to that Chairman of National Grid Group plc and Littlewoods plc. He was also Chief Executive of Cable and Wireless plc and Chairman and Chief Executive of BP America Inc, and a Managing Director of the British Petroleum Company plc.

Michael Garrett
Independent non-executive director. Aged 62. Appointed in September 2004. He is an Executive Vice President of Nestlé S.A., and member of the Executive Board. He has worked for Nestlé since 1961, becoming Head of Japan in 1990 and director with responsibility for the Far East in 1993. He is a member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System. He is a director of a number of listed Nestlé companies in Asia, Africa and the Middle East. He has been a member of the Supervisory Board of Cereal Partners Worldwide (a joint venture between Nestlé and General Mills) since 1993.

Keki Dadiseth FCA
Independent non-executive director. Aged 59. Appointed with effect from 1 April 2005. He is Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, and has been a main board director of Unilever PLC and Unilever N.V. since 2000. He joined Hindustan Lever Ltd in India in 1973, became Vice President of the Hindustan Lever Management Committee in 1987 progressing to Chairman in 1996. He is a Trustee of the Ratan Tata Trust, a director of The Indian Hotels Company Limited, ‘The Taj Group’, a member of the International Advisory Board of DaimlerChrysler Group and a director of the Indian School of Business (a venture between industry and the Business Schools at Wharton, Kellogg and LBS). In addition, he is a member of the International Advisory Board of Marsh & McLennan Companies Inc., and from 1 April 2005 he will also be a member of Actis Capital LLP.

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Appendix 2

SUMMARY OF THE PROPOSED CHANGES TO THE ARTICLES OF ASSOCIATION OF PRUDENTIAL PLC
General
There follows a description of the proposed amendments to the Articles of Association of the Company pursuant to Resolution 14. The Articles of Association as amended will be produced to the Meeting and initialled by the Chairman of the Meeting for the purposes of identification. References are to the current Articles of Association unless otherwise stated.

A draft of the Articles of Association, as amended, showing the changes from the existing Articles of Association is available for inspection at Laurence Pountney Hill, London EC4R 0HH and at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London (the venue for the Meeting) at least 15 minutes before the start of the Meeting.

A draft of the Articles of Association, as amended, showing the changes from the existing Articles of Association will also be displayed on the Prudential website www.prudential.co.uk/investor_home/shareholder_services /agmcentre

International Accounting Standards (Articles 162 and165)
The Company is required to adopt International Accounting Standards (IAS) when preparing consolidated accounts for financial years beginning on or after 1 January 2005 and this necessitates a number of changes to the Company’s Articles of Association.

IAS 19 requires pension scheme assets to be valued at market value and the resulting pension scheme surplus or deficit to be recorded each year in the consolidated balance sheet of the Group. The directors propose that any effect this may otherwise have on the Company’s borrowing limit in Article 162 is excluded by amending the definition of ‘Share Capital and Consolidated Reserves’ in Article 165. Separately from IAS requirements, the directors propose that any indebtedness of special purpose vehicles used for the purpose of structured finance arrangements should not impact on the Company’s borrowing limit in Article 162 and such indebtedness is excluded from the definition of ‘Borrowings’ in Article 165.

The adoption of IAS for Group accounts requires some more technical changes to the Articles relating to the Company’s borrowing powers. The definition of ‘Insurance Funds’ in Article 165 is amended to bring the definition into line with technical changes in the accounting treatment of insurance contracts and of the fund for future appropriations. The definition of ‘Borrowings’ in Article 165 has been amended so that it excludes borrowing with recourse limited to any cash flow attributable to specified assets or contracts or the profits or regulatory surplus emerging from specified assets or contracts.

Amendments Relating to Treasury Shares
The largest number of alterations relate to the ability of the Company to hold shares in ‘treasury’. Any such treasury shares are held in the name of the Company but the Company could not exercise any rights, such as voting rights, in respect of them. Certain changes have therefore been proposed to the Articles (see Articles 13, 15, 20, 106, 147, 181, 190 and 217) to take into account the possible existence and sale of treasury shares and the rights attaching to them.

For example, Articles 13 and 15 have been amended to make it clear that the disapplication of pre-emption rights will also apply to the sale of treasury shares and other changes have been made to ensure that holders of treasury shares do not constitute a separate class of members and Article 217 has been amended so that holders of treasury shares are not entitled to any distribution of assets on a winding up.

Minor Amendments
1.	An amendment to the redemption rights of preference shares in Article 4 is also proposed in order to clarify that the directors of the Company can allot preference shares which are redeemable at their subscription price without any redemption premium. No preference shares have been allotted pursuant to the Articles.

2.	Under the Articles of Association of the Company all business transacted at an annual general meeting is considered special business with a number of limited exceptions that are ordinary business. The directors propose to add to the list of ordinary business the declaration of a final dividend and the advisory vote on the directors’ remuneration report.

3.	The directors propose that the same powers they have to refuse to register a transfer of shares should apply in the case where a shareholder renounces the allotment of any shares in favour of another person.

4.	The directors also propose that the last time for cancelling a proxy is brought into line with the last time for delivering one so that the Company has a reasonable time in which to process them.

5.	The Combined Code on Corporate Governance states that a director who has been in office (other than employment or executive office) for a continuous period of nine years or more should retire and become subject to annual re-election and the directors propose to amend the Articles of Association of the Company in line with this requirement.

6.	Various other more minor and consequential changes are proposed to the Articles.

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PRUDENTIAL PLC Registered office: Laurence Pountney Hill London EC4R 0HH United Kingdom www.prudential.co.uk
GH0B0052 03/2005